Exhibit 99.2
OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As at September 30, 2023 (Unaudited)

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at September 30, 2023 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month period then ended.The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit.Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

November 16, 2023
KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

November 16, 2023

To

The Board of Directors of

OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2023

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2023:

(1)
Independent auditors’ review report of November 16, 2023 on the Company’s condensed consolidated financial information as of September 30, 2023 and for the nine- and three-month periods ended on that date.

(2)
Independent auditors’ special report of November 16, 2023 on the Company’s separate interim financial information as of September 30, 2023, in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 and for the nine- and three-month periods then ended.

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	915	1,213	849
Short term deposits	-	-	125
Short-term restricted deposits and cash	62	36	36
Trade receivables and accrued income	304	185	260
Other receivables and debit balances	146	157	190
Inventories	8	7	7
Short-term derivative financial instruments	16	14	10

Total current assets	1,451	1,612	1,477

Non‑current assets

Long-term restricted deposits and cash	59	53	53
Prepaid expenses and other long-term receivables	424	206	179
Investments in associates	2,661	2,216	2,296
Deferred tax assets	34	21	22
Long-term derivative financial instruments	73	60	57
Property, plant & equipment	6,306	4,184	4,324
Right‑of‑use assets	487	322	347
Intangible assets	1,092	786	777

Total non‑current assets	11,136	7,848	8,055

Total assets	12,587	9,460	9,532

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current liabilities

Current maturities of long-term loans from banks and financial institutions	216	101	92
Current maturities of loans from non‑controlling interests	30	58	13
Current maturities of debentures	192	33	33
Trade payables	436	357	335
Payables and credit balances	432	98	110
Short-term derivative financial instruments	2	4	3
Current maturities of lease liabilities	62	61	61
Current tax liabilities	1	5	2

Total current liabilities	1,371	717	649

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	2,744	1,685	1,724
Long-term loans from non-controlling interests	396	415	424
Debentures	1,647	1,799	1,807
Long-term lease liabilities	217	72	69
Other long‑term liabilities	157	126	146
Deferred tax liabilities	525	339	347

Total non-current liabilities	5,686	4,436	4,517

Total liabilities	7,057	5,153	5,166

Equity

Share capital	2	2	2
Share premium	3,210	3,209	3,209
Capital reserves	755	346	327
Retained earnings (retained loss)	90	(55)	(31)

Total equity attributable to the Company’s shareholders	4,057	3,502	3,507

Non‑controlling interests	1,473	805	859

Total equity	5,530	4,307	4,366

Total liabilities and equity	12,587	9,460	9,532

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date the financial statements were approved: November 16, 2023

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from sales and provision of services	1,971	1,423	851	550	1,927
Cost of sales and services (excluding depreciation and amortization)	(1,395)	(1,036)	(561)	(393)	(1,404)
Depreciation and amortization	(205)	(132)	(95)	(46)	(191)

Gross profit	371	255	195	111	332

General and administrative expenses	(182)	(155)	(65)	(59)	(239)
Share in the profits of associates	179	190	79	124	286
Business development expenses	(47)	(35)	(17)	(12)	(50)
Other income, net	6	-	11	-	-

Operating profit	327	255	203	164	329

Finance expenses	(196)	(128)	(85)	(43)	(167)
Finance income	53	110	15	17	120

Finance expenses, net	(143)	(18)	(70)	(26)	(47)

Profit before taxes on income	184	237	133	138	282

Expenses for income tax	(44)	(57)	(32)	(30)	(65)

Profit for the period	140	180	101	108	217

Attributable to:
The Company’s shareholders	121	143	82	76	167
Non‑controlling interests	19	37	19	32	50

Profit for the period	140	180	101	108	217

Profit per share attributed to the Company’s owners

Basic and diluted earnings per share (in NIS)	0.54	0.70	0.36	0.36	0.79

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	140	180	101	108	217

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	33	51	16	12	50
Net change in fair value of derivative financial instruments used to hedge cash flows recognized in the cost of the hedged item	(7)	-	(3)	(2)	(4)
Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(15)	(11)	(4)	(4)	(14)
Share in other comprehensive income (loss) of associates, net of tax	(24)	68	(10)	14	64
Foreign currency translation differences in respect of foreign operations	368	287	153	44	267
Tax on other comprehensive income (loss) items	(22)	(10)	(10)	(1)	(9)

Other comprehensive income for the period, net of tax	333	385	142	63	354

Total comprehensive income for the period	473	565	243	171	571

Attributable to:
The Company’s shareholders	380	411	190	119	412
Non‑controlling interests	93	154	53	52	159
Comprehensive income for the period	473	565	243	171	571

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)
For the nine-month
period ended September 30, 2023

Balance as at January 1, 2023	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	231	231
Share-based payment	-	-	(1)	-	-	-	8	-	7	1	8
Exercised options and RSUs	*-	1	-	-	-	-	(1)	-	-	-	-
Restructuring - share exchange and investment transaction with Veridis	-	-	163	-	-	-	-	-	163	289	452
Other comprehensive income (loss) for the period, net of tax	-	-	-	(10)	269	-	-	-	259	74	333
Profit for the period	-	-	-	-	-	-	-	121	121	19	140

Balance as at September 30, 2023	2	3,210	137	81	428	78	31	90	4,057	1,473	5,530

For the nine-month period
ended September 30, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	74	74
Share-based payment	-	-	-	-	-	-	12	-	12	-	12
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	68	200	-	-	-	268	117	385
Profit for the period	-	-	-	-	-	-	-	143	143	37	180

Balance as at September 30, 2022	2	3,209	(25)	100	173	78	20	(55)	3,502	805	4,307

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (retained loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period
ended September 30, 2023

Balance on July 1, 2023	2	3,210	137	83	318	78	29	8	3,865	1,385	5,250

Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	35	35
Share-based payment	-	-	-	-	-	-	2	-	2	-	2
Other comprehensive income for the period, net of tax	-	-	-	(2)	110	-	-	-	108	34	142
Profit for the period	-	-	-	-	-	-	-	82	82	19	101

Balance as at September 30, 2023	2	3,210	137	81	428	78	31	90	4,057	1,473	5,530

For the three-month
period ended September 30, 2022

Balance on July 1, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	37	37
Share-based payment	-	-	-	-	-	-	5	-	5	-	5
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	13	30	-	-	-	43	20	63
Profit for the period	-	-	-	-	-	-	-	76	76	32	108

Balance as at September 30, 2022	2	3,209	(25)	100	173	78	20	(55)	3,502	805	4,307

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained loss	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	(Audited)
For the year ended December 31, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	-	-	-	-	16	-	16	-	16
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the year, net of tax	-	-	-	59	186	-	-	-	245	109	354
Profit for the year	-	-	-	-	-	-	-	167	167	50	217

Balance as at December 31, 2022	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	140	180	101	108	217
Adjustments:
Depreciation, amortization and diesel fuel consumption	239	147	103	51	210
Finance expenses, net	143	18	70	26	47
Expenses for income tax	44	57	32	30	65
Share in profits of associates	(179)	(190)	(79)	(124)	(286)
Other income	(18)	-	(18)	-	-
Share-based payment transactions (including cash-settled transactions in subsequent periods)	26	31	9	14	62
	395	243	218	105	315

Changes in inventory, trade and other receivables	99	(17)	82	2	(84)
Changes in trade payables, service providers, other payables and long-term liabilities	(52)	46	(19)	69	(19)
	47	29	63	71	(103)

Dividends received from associates	7	-	3	-	-
Income tax paid	(6)	(1)	(1)	(1)	(5)

Net cash from operating activities	443	271	283	175	207

Cash flows from investing activities

Interest received	23	3	8	3	8
Short-term restricted deposits and cash, net	(17)	(33)	-	1	(33)
Short term deposits, net	125	-	-	-	(125)
Provision of short-term collateral(1)	-	(66)	-	(66)	(79)
Release of short-term collateral(1)	110	17	37	17	17
Withdrawals from long-term restricted cash	-	44	-	-	44
Deposits to long-term restricted cash	(1)	(1)	-	1	(2)
Acquisition of Gat and Mountain Wind, net of cash acquired(2)	(893)	-	-	-	-
Investment in associates	(25)	(6)	(17)	(3)	(10)
Subordinated long-term loans to Valley(3)	(87)	-	-	-	-
Purchase of property, plant, and equipment, intangible assets and long-term deferred expenses	(872)	(763)	(332)	(211)	(942)
Proceeds for derivative financial instruments, net	11	2	2	1	5
Other	19	13	11	4	15

Net cash used in investing activities	(1,607)	(790)	(291)	(253)	(1,102)
1.	Including mainly a collateral provided to secure transactions to hedge energy margins in Valley in 2022, and which was released in the reporting period.

2.	For further details, see Notes 6A1, 6B, 7A1 and 7A2.

3.	For further details, see Note 11.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from financing activities
Proceeds of share issuance, net of issuance costs	-	815	-	815	815
Receipt of long-term loans from banking corporations and financial institutions, net(1)	1,045	246	174	-	282
Receipt of long-term loans from non-controlling interests	50	31	5	11	46
Investments by holders of non-controlling interests in equity of subsidiary	231	74	35	37	123
Proceed in respect of restructuring - share exchange and investment transaction with Veridis(2)	452	-	-	-	-
Short term loans from banking corporations, net	29	-	5	-	-
Interest paid	(105)	(72)	(46)	(33)	(86)
Repayment of long-term loans from banking corporations and others	(76)	(57)	(30)	(17)	(74)
Repayment of long-term loans as part of the acquisition of Gat(3)	(303)	-	-	-	-
Repayment of long-term loans from non-controlling interests	(105)	(35)	(31)	(21)	(89)
Repayment of debentures	(31)	(20)	(15)	(10)	(20)
Proceeds (payment) for derivative financial instruments, net	6	(5)	3	(2)	(3)
Repayment of principal in respect of lease liabilities	(6)	(5)	(2)	(2)	(8)
Net cash provided by financing activities	1,187	972	98	778	986

Net increase in cash and cash equivalents	23	453	90	700	91

Balance of cash and cash equivalents at beginning of period	849	731	818	506	731

Effect of exchange rate fluctuations on cash and cash equivalent balances	43	29	7	7	27

Balance of cash and cash equivalents at end of period	915	1,213	915	1,213	849

1.	For further details, see Notes 7A1, 7A2 and 7A4.

2.	For further details, see Note 6A2.

3.	For further details, see Note 6A1.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 1 – GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the approval date of the report, the Company and its investees (hereinafter - the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For further details regarding the Group’s operating segments during the reporting period, see Note 27 to the Financial Statements as at December 31, 2022 (hereinafter – the “Annual Financial Statements”).

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 16, 2023.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Reclassification

The Group carried out immaterial classifications in its comparative figures so that their classification will match their classification in the current financial statements.

E.	Seasonality

The results of group companies in Israel are based on the generation component, which constitutes part of the energy demand management tariff (hereinafter – the “TAOZ”), which is supervised and published by the Israeli Electricity Authority. Through January 2023, the year was broken down into three seasons: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), and for each season a different tariff was set for each demand hour cluster (hereinafter - “DHC”). Two key changes occurred as from January 2023: (1) The cancellation of the mid-peak DHC tariff, on account of the expansion of the number of months of the peak and off-peak DHCs; (2) the summer season was extended to 4 months instead of two months, such that June to September are considered as summer, March to May and October to November are considered as the transitional season, and the winter season did not change. The changes made to the DHCs alters the seasonality aspect of the breakdown of the Company’s revenues and profitability in Israel throughout the year, such that it significantly raises them during the summer months, specifically during the third quarter compared with the other quarters - especially the first quarter.

In the USA, the activity of CPV Group is affected by seasonality as a result of variable demand due to, among other things, weather changes in different seasons, gas and electricity prices. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the Annual Financial Statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING

A.
Further to what is stated in Note 27 to the annual financial statements, during the reporting period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring the results of the segments by the chief operating decision maker.

B.	As to changes in the composition of the segments as from December 31, 2022, see Note 27 to the annual financial statements.

	For the nine-month period ended September 30, 2023
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	1,779	1,137	98	94	(1,137)	1,971
EBITDA after proportionate consolidation adjusted[1] for the period	445	437	17	6	(438)	467
Adjustments:
Share in profits of associates						179
Net pre-commissioning expenses of Zomet						(18)
General and administrative expenses at the US headquarters (not allocated to segments)						(72)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(20)
Total EBITDA for the period						536
Depreciation and amortization						(215)
Finance expenses, net						(143)
Other income, net						6
						(352)

Profit before taxes on income						184

Expenses for income tax						(44)
Profit for the period						140

	For the nine-month period ended September 30, 2022 (*)
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	1,279	1,470	71	73	(1,470)	1,423
EBITDA after proportionate consolidation adjusted for the period	265	389	22	4	(391)	289
Adjustments:
Share in profits of associates						190
Net pre-commissioning expenses of Zomet						(3)
General and administrative expenses at the US headquarters (not allocated to segments)						(64)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(17)
Total EBITDA for the period						395

Depreciation and amortization						(140)
Finance expenses, net						(18)
						(158)

Profit before taxes on income						237

Expenses for income tax						(57)
Profit for the period						180

(*) Restated due to changes in composition of segments. For further details, see Section B above.1

[1]	For a definition of EBITDA following adjusted proportionate consolidation, please see Note 27 to the annual financial statements.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended September 30, 2023
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	781	389	31	39	(389)	851
EBITDA after proportionate consolidation adjusted for the period	235	169	(2)	9	(168)	243
Adjustments:
Share in profits of associates						79
General and administrative expenses at the US headquarters (not allocated to segments)						(25)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(7)
Total EBITDA for the period						290

Depreciation and amortization						(98)
Finance expenses, net						(70)
Other income, net						11
						(157)

Profit before taxes on income						133

Expenses for income tax						(32)

Profit for the period						101

	For the three-month period ended September 30, 2022 (*)
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Unaudited)
Revenues from sales and provision of services	498	613	19	33	(613)	550
EBITDA after proportionate consolidation adjusted for the period	119	181	2	3	(183)	122
Adjustments:
Share in profits of associates						124
Net pre-commissioning expenses of Zomet						(2)
General and administrative expenses at the US headquarters (not allocated to segments)						(25)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(6)
Total EBITDA for the period						213

Depreciation and amortization						(49)
Finance expenses, net						(26)
						(75)

Profit before taxes on income						138

Expenses for income tax						(30)

Profit for the period						108

(*) Restated due to changes in composition of segments. For further details, see Section B above.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
In NIS million	(Audited)
Revenues from sales and provision of services	1,735	1,967	95	97	(1,967)	1,927
EBITDA adjusted after proportionate consolidation for the year	367	562	26	-	(564)	391
Adjustments:
Share in profits of associates						286
Net pre-commissioning expenses of Zomet						(10)
General and administrative expenses at the US headquarters (not allocated to segments)						(111)
General and administrative expenses at the Company’s headquarters (not allocated to segments)						(26)
Total EBITDA for the year						530

Depreciation and amortization						(201)
Finance expenses, net						(47)
						(248)

Profit before taxes on income						282

Expenses for income tax						65

Profit for the year						217

NOTE 5 – REVENUES FROM SALES AND SERVICES

Composition of revenues from sales and provision of services:

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2023	2022	2023	2022	2022
In NIS million	(Unaudited)		(Unaudited)		(Audited)
Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	1,154	891	530	355	1,212
Revenues from energy sales to the System Operator and other suppliers	127	79	64	22	107
Revenues for capacity services	30	-	28

Revenues from sale of steam in Israel	45	44	14	14	62
Other income in Israel	50	28	7	14	39

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	1,406	1,042	643	405	1,420

Revenues from private customers for infrastructure services	373	237	138	93	315

Total income in Israel	1,779	1,279	781	498	1,735

Revenues from the sale of electricity from renewable energy in the USA	89	65	29	18	87
Revenues from provision of services in the US	103	79	41	34	105

Total income in the USA	192	144	70	52	192

Total income	1,971	1,423	851	550	1,927

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES

A.     Israel

1.	Business combination that took place in the reporting period - acquisition of the Gat Power Plant

Further to what is stated in Note 28D to the annual financial statements regarding the Group’s engagement in a transaction for the acquisition of the Gat Power Plant, on March 30, 2023, the transaction was completed, and all rights in the Gat Partnership were transferred to the Group in consideration for approx. NIS 873 million (which is subject to working capital adjustments as is generally accepted in agreements of this type), of which approx. NIS 303 million were used to repay the shareholder loan, and the remaining balance of approx. NIS 570 million was used to acquire all the rights in the Gat Partnership (of which a total of approx. NIS 300 million constitutes a deferred consideration that will be paid through December 31, 2023). For more information regarding the project financing agreement that was signed on March 30, 2023, and which was used to finance part of the consideration as stated above, see Note 7A1.

Determination of fair value of assets and liabilities identifiable as of the acquisition date:

The acquisition of the Gat Power Plant was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the net identifiable assets of the Gat Power Plant in accordance with their fair value, that was estimated by an external independent appraiser (BDO Ziv Haft). As of the approval date of the report, the Company had not yet completed the attribution of the acquisition cost to the identifiable assets and liabilities, in light of the short time that had elapsed from the business combination date to the report's approval date. As a result, some of the fair value data are temporary and there may be changes that will affect the data included in these financial statements.

Set forth below is the fair value of the identifiable assets and liabilities acquired (according to temporary amounts):

In NIS million

Cash and cash equivalents	2
Trade and other receivables	24
Property, plant, and equipment and right-of-use assets - facilities and electricity generation and supply license (1)	795
Property, plant, and equipment - land owned by the Gat Partnership (2)	84
Trade and other payables	(23)
Loans from former right holders (3)	(303)
Deferred tax liability	(109)
Identifiable assets, net	470
Goodwill (4)	85
Total consideration (5)	555

(1)
The Group opted to implement the expedient as per IFRS 3, and allocate the fair value of the facilities and the electricity supply license to a single asset. The fair value was estimated using the Multi Period Excess Earning Method (MPEEM). The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 8%-8.75%. The said assets are amortized over approx. 27 years from the acquisition date, taking into account the expected residual value at the end of the assets’ useful life.

(2)	The fair value of the land was determined by an external and independent land appraiser using the discounted cash flow technique, at a rate of 8%.

(3)	As stated above, the loans were repaid immediately after the acquisition date.

(4)	The goodwill arising as part of the business combination reflects the synergy between the activity of the Gat Power Plant and the Rotem Power Plant.

(5)	The consideration includes a cash payment of approx. NIS 270 million plus deferred consideration, whose present value is estimated at approx. NIS 285 million as of the Transaction Completion Date.

In NIS million
The aggregate cash flows that were used by the Group for the acquisition transaction:
Cash and cash equivalents paid	270
Cash and cash equivalents acquired	(2)
268

Furthermore, a total of approx. NIS 303 million was used to repay the shareholder loan as described above.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

A.	Israel (cont.)

2.	Restructuring and investment transaction - Veridis transaction

The restructuring (transfer of assets and share exchange) and investment transaction entered into between Veridis, the Company and OPC Israel (a wholly-owned subsidiary of the Company) was completed in January 2023; as part of the transaction, assets were transferred from the Company and Veridis to OPC Israel and a wholly-owned company thereof; the transfer was tax-exempt in accordance with the provisions of the Income Tax Ordinance and was made in consideration for the allocation of shares in OPC Israel and a wholly-owned company thereof.

In addition, a shareholders agreement between the Company and Veridis was signed and came into force, which regulates their relationship in OPC Israel, such that as from the transaction completion date, all of the Company’s electricity and energy generation and supply in Israel are wholly-owned by OPC Israel.2 Furthermore, on the transaction completion date, Veridis transferred to OPC Israel a total of approx. NIS 452 million (after adjustments to working capital as is generally accepted in agreements of this type); against the transfer of the said investment amount and Veridis’ rights in the Rotem Companies, Veridis was allocated 20% of OPC Israel’s issued capital. It should be noted that a total of NIS 400 million out of the said investment amount was used by Rotem to repay (pro rata) part of shareholder loans extended by the Company and Veridis to Rotem in 2021 (for more information, see Note 25D2 to the Annual Financial Statements). In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the assets transferred to OPC Israel, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company. As of the approval date of the report, the parties take steps to complete actions in connection with the financing agreements of the Zomet and Hadera power plants, and in connection with adapting the said agreements to the holdings structure after the completion of the transaction.

The accounting treatment applied to the Veridis transaction in accordance with the provisions of IFRS 10 is a transaction with non-controlling interests while retaining control; accordingly, all differences between the cash received from Veridis as stated above and the increase in the non-controlling interests line item was recognized in capital reserve from transactions with non-controlling interests.

2 In January 2023, on the eve of the transaction’s completion, the Company transferred to OPC Israel, among other things, the shares of OPC Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 6 – SUBSIDIARIES (cont.)

B.	USA - Renewable energies segment

Business combination that took place in the reporting period - acquisition of the Mountain Wind Power Plants

Further to what is stated in Note 29B to the annual financial statements regarding CPV Group’s engagement in an agreement for the acquisition of all rights in four active wind energy power plants (hereinafter - the “Mountain Wind Project”), on April 5, 2023, the transaction was completed and CPV Group received all rights in the Mountain Wind Project against payment of approx. a NIS 625 million consideration (approx. USD 175 million) (after adjustments as is generally accepted in agreements of this type). For more information regarding the project financing agreement that was signed on April 6, 2023, and which was used to finance part of the consideration as stated above, see Note 7A2.

The acquisition of the Mountain Wind project was accounted for according to the provisions of IFRS 3 - “Business Combinations”. Therefore, on the Transaction Completion Date, the Company included in its financial statements the fair value of the net identifiable assets and goodwill of the Mountain Wind project, that was estimated by an external independent appraiser (PwC Israel).

In the reporting period, the allocation of the acquisition cost to identifiable assets and liabilities has been completed, with no changes compared with the financial data reported in the financial statements for the first quarter of 2023.

Set forth below is the fair value of the identifiable assets and liabilities acquired:

	In NIS million (based on the USD exchange rate at acquisition date)	In USD millions
Trade and other receivables	14	4
Property, plant & equipment (1)	451	127
Intangible assets (1)	93	26
Trade and other payables	(3)	(1)
Liabilities in respect of evacuation and removal	(5)	(2)
Identifiable assets, net	550	154
Goodwill (2)	75	21
Total consideration	625	175

(1)
The fair value was estimated using the discounted cash flow method. The valuation methodology included a number of key assumptions that constituted the basis for cash flow forecasts, including, among other things, electricity and gas prices, and nominal post-tax discount rate of 5.75%-6.25%. Intangible assets are amortized over 13 to 17 years, and property, plant, and equipment items are depreciated over 20 to 29 years.

(2)
The goodwill in the transaction reflects the business potential of the Group’s entry into the renewable energies market in New England, USA. CPV Group expects that the entire amount of the goodwill will be deductible for tax purposes.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the reporting period

1.	Gat Financing Agreement:

In March 2023, the Gat Partnership and Bank Leumi le-Israel B.M. (hereinafter - “Bank Leumi”) signed a financing agreement for a senior debt (project financing) to finance the construction of the Gat Power Plant, as described in Note 6A1; set forth below are the key points of the agreement:

Loan principal
NIS 450 million, repayable in quarterly installments, starting from September 25, 2023, with the final repayment date being May 10, 2039 (subject to the stipulated early repayment provisions in the agreement).

Interest on the loan
•          Prime interest + a spread ranging from 0.4% to 0.9% per annum.
•         Conversion from a variable interest to fixed unlinked interest, in accordance with the conversion mechanism (unlinked interest payable on government bonds as defined in the agreement + a spread ranging from 2.05% to 2.55%), according to the earliest of: four years from the date of the first withdrawal or at the Gat Partnership’s discretion, or at the Bank’s discretion, in accordance with the forced conversion mechanism, as stipulated in the agreement.
•          Repayment in quarterly installments, starting on June 25, 2023.

Collateral and pledges
•          Collateral were provided on all of the Gat Partnership’s assets and rights in it, including the real estate, bank accounts, insurances, the Gat Partnership’s assets and rights in connection with the Project Agreements (as defined in the agreement).
•          A lien was placed on the rights of the entities holding the Gat Partnership.
•         Guarantees were provided by the Company and Veridis Power Plants, each in accordance with its proportionate share in the Gat Partnership, as well as OPC Power Plants, to pay all principal and accrued interest payments, in connection with the completion of the registration of the collateral and the payment of the Deferred Consideration balance in the transaction for the purchase of the Gat Power Plant under the circumstances and subject to the terms set in the letter of guarantee.

Liabilities
The agreement prescribes certain restrictions and liabilities as is generally accepted in agreements of this type, including:
•          Prohibition on pledging assets, and restrictions on the sale and transfer of assets;
•          Restrictions on assuming financial debts and providing guarantees;
•          requirement to obtain Bank Leumi’s approval for engagement in material agreements and other material actions;
•          Undertaking in connection with holding certain reserve deposits for maintenance and debt service;
•          Bank Leumi was granted veto rights and other rights in connection with certain decisions as is generally accepted in agreements of this type;
•          Undertaking to obtain rating for the project under certain circumstances.

Financial covenants and default events
The agreement prescribes standard default events as is generally accepted in agreements of this type, including:
•          Various default events;
•          Shutdown of the Gat Power Plant;
•          Payment default;
•          Events that have a material adverse effect;
•          Cross-default events by parties to certain project agreements;
•          certain events relating to the project (as defined in the agreement);
•          Certain changes in ownership/control;
•          Certain force majeure events;
•          Events associated with insurance coverage of activity of the Gat Power Plant;
•          Non‑compliance with the financial ratios as set out in Note 7C and OPC Power Plants and certain other Group entities’ non-compliance with certain financial covenants;
•          Certain legal proceedings in connection with the Gat Partnership.

Conditions for distribution
Distributions by the Gat Partnership (as defined in the Gat Financing Agreement, including a repayment of shareholder loans) is subject to a number of terms and conditions outlined in the agreement, including, among other things:
•          Compliance with the following financial covenants: Historic DSCR, Average Projected DSCR and LLCR at a minimal rate of 1.15;
•          A first quarterly principal and interest payment was made;
•          The provisions of the agreement were complied with;
•          no more than four distributions will be carried out in a 12-month period.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

1.	Gat Financing Agreement: (cont.)

Equity Subscription Agreement of the Gat Partnership:

In March 2023, the Gat Partnership, the Entities Holding the Gat Partnership, including OPC Power Plants and Bank Leumi signed an equity subscription agreement, under which the said entities made certain undertakings toward Bank Leumi in connection with the Gat Partnership's activity, including undertakings to bear 6 months of debt service at the terms set forth in the said agreement; to provide equity capital; an undertaking to make certain guarantees in favor of third parties in connection with the Gat Power Plant’s activity, to the extent required; certain financial covenants of OPC Power Plants and the Group companies; payment of certain amounts in connection with the arbitration proceeding between the Gat Partnership and the Operator (as defined in the agreement); bearing capacity payments under some circumstances prescribed in the said equity subscription agreement; and paying any amount to Bank Leumi beyond the principal and the accrued interest under the abovementioned Letter of Guarantee, to the extent it is realized.

2.	Mountain Wind financing agreement

On April 6, 2023, a CPV Group and a banking corporation entered into a financing agreement that includes: (1) a term loan of approx. NIS 270 million (approx. USD 75 million) that was used to fund part of the purchase consideration of the Mountain Wind Project (as described in Note 6B above) (hereinafter - the “Loan”); and (2) ancillary credit facilities for working capital and LC at a total amount of approx. NIS 60 million (approx. USD 17 million) for the current credit needs of the Mountain Wind Project.

The term of the Loan and Credit Facilities is for a period of 5 years. The Loan bears annual interest of SOFR plus a fixed margin and a variable margin of between 1.625% and 1.75% over the term of the loan; the interest will be paid at least every quarter. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the Loan and opted to apply cash flow hedge accounting. The weighted interest as of the transaction date is approx. 5.3%.
The agreement and credit facilities include generally accepted grounds for immediate repayment of the outstanding debt balance, and generally accepted financial covenants in connection with distributions. Furthermore, in order to secure the credit facilities, the banking corporation was provided with pledges on the assets of the Mountain Wind Project and the rights therein.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

3.	Tax equity partner agreement in Maple Hill

On May 12, 2023, CPV Group entered into an investment agreement with a tax equity partner totaling approx. NIS 280 million (approx. USD 78 million) in the Maple Hill project (hereinafter - the “Project”).  Pursuant to the Agreement, the tax equity partner’s investment in the Project shall be provided in part (20%) on the date of completion of the construction works (Mechanical Completion) and the remainder (80%) on the Commercial Operation Date, as these terms are defined in the Agreement, subject to the fulfillment of the terms and conditions prescribed for that in the Agreement on each said date, as is the accepted norm in agreements of this type. It should be noted that if commercial operation of the Project will not be completed by December 31, 2023, the tax equity partner will be entitled to approx. a NIS 13 million (approx. USD 4 million) compensation and for a certain period that was set, also to an option to sell to CPV Group his share in accordance with a mechanism set in the agreement, which is mainly derived on injection of the tax equity partner’s investments through that date.

In consideration for its investment in the project corporation, the tax equity partner is expected to receive most of the project’s tax benefits, including Investment Tax Credit (ITC) at a higher rate of 40% (in accordance with the IRA), and participation in the distributable free cash flow from the project (at single digit rates and on a gradual basis as set out in the investment agreement). In addition, the tax equity partner is entitled to participate in the project's loss for tax purposes; in the first few years, the tax equity partner’s share in such taxable income or loss for tax purposes is high. At the end of 6 years from the commercial operation date, the tax equity partner’s share in such taxable income decreases significantly, and CPV Group has the option to acquire the tax equity partner’s share in the project corporation within a certain period and in accordance with a mechanism and conditions set out in the agreement in connection therewith.

As is generally accepted in engagements of this type, the agreement includes a guarantee provided by CPV Group, and an undertaking to indemnify the tax equity partner in connection with certain matters. Furthermore, the tax equity partner has certain veto rights, among other things, in respect of the creation of liens on the Project Partnership’s assets or the entry of the Project Corporation into additional material Project agreements.

The completion of the agreement and the injection of the tax equity partner's investments on the dates set for that purpose as stated above is subject to conditions precedent, which have not yet been fully fulfilled as of the approval date of the report; accordingly, the entire investment consideration of the tax equity partner has yet to be received.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

4.	Financing agreement for construction in the US Renewable Energies segment

On August 24, 2023, the CPV Group - through wholly owned subsidiaries holding advanced-stage projects - entered into a financing agreement with several international financing corporations for a total amount of approx. NIS 1.4 billion (approx. USD 370 million; hereinafter - the “Total Financing Commitment”) for the purpose of financing and providing collaterals required for the construction and initial operating period of qualifying3 projects in the field of renewable energy in the United States (hereinafter - the “Financing Agreement”). As of the report date, the Maple Hill and Stagecoach projects are qualifying projects (hereinafter, jointly - the “Qualifying Projects”).

Out of the Total Financing Commitment, a total of approx. NIS 690 million (approx. USD 181 million) will be earmarked for the financing of the projects’ construction and initial commercial operating period subject to the terms and conditions detailed below (hereinafter - ”Financing of Construction”); a total of approx. NIS 150 million (approx. USD 39 million) will be earmarked for the provision of letters of credit (LCs) for the projects (hereinafter - “Letters of Credit”) and a total of approx. NIS 570 million (approx. USD 150 million) will be advanced as a bridge loan for the project following its engagement with a “tax equity partner” (hereinafter - the “Bridge Loan”).

As of the report date, a total of approx. NIS 223 million (approx. USD 59 million) were withdrawn by CPV Group from the Financing Commitment as part of Financing of Construction. It should be noted that the CPV Group hedged the exposure to changes in variable SOFR interest by entering into an interest rate swap in respect of 75% of the balance of the Loan and opted to apply cash flow hedge accounting.

Subsequent to the report date, a total of approx. NIS 285 million (approx. USD 75 million) was withdrawn by CPV Group as part of the Bridge Loan.

Set forth below are the key principles of the Financing Agreement:

Lenders	International and Israeli banking corporations (with an option to expand the group of lenders by way of syndication) (hereinafter in this section - the “Financing Entities”).
Financing of Construction
On the Financial Closing Date of the financing agreement (hereinafter - the “Financial Closing Date), the above maximum Financing of Construction amount will be set in accordance with the projects’ compliance with the scope of leveraging principles, such that each project is required to meet a projected minimum DSCR ratio of 1.3,[4] based on the stream of revenues from PPAs and green certificates, and 1.8 based on the stream of revenues from market sales (hereinafter - the “Leveraging Ratios”).[5] It should be noted that for each project, the compliance with the Leveraging Ratios will be assessed on the date of the first withdrawal (and as a condition thereof), and at the end of the completion of construction work (hereinafter - the “Conversion Date”). The Financing of Construction amount that may be converted on the Conversion Date (if any) into financing for the initial commercial operation period shall be determined in accordance with the assessment of the compliance with the Leveraging Ratios as of that date.

[3]	The classification as a “qualifying project” is conditional upon the project’s meeting generally accepted conditions for senior debt financing as part of a non-recourse project financing.
[4]	The ratio between the free cash flow for debt service and the principal and interest payments for the relevant period.
[5]
The Financing of Construction amount, as of the financial closing date, will meet the leverage ratios as of that date. If a project shall not comply with the leverage ratios at the first withdrawal date of the Financing of Construction or at the abovementioned Conversion Date, as the case may be, the total Financing Commitment allocated thereto will be reduced to the level at which it will comply with the Leveraging Ratios described above.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

4.	Financing agreement for construction in the US Renewable Energies segment (cont.)

Conditions for first withdrawal or conversion
The conditions for first withdrawal for each qualifying project include, among other things, compliance of the Financing of Construction amount with the Leveraging Ratios, and the provision of a minimum equity amount (under certain conditions, surplus amounts may be diverted from a qualifying project in favor of another qualifying project, as described below).

Furthermore, the withdrawal of financing by each project is subject to the relevant project’s compliance with financial covenants that are generally accepted in project financing, to the submission of withdrawal requests, and to the following:

Financing of Construction: As of the Financial Closing Date, the Maple Hill and Stagecoach projects meet the said conditions (including the above Leveraging Ratios).

As stated above, on each project’s Conversion Date, the project’s compliance with the Leveraging Ratios will be assessed as a condition for the conversion of the Financing of Construction amount into a loan for the initial commercial operation period instead of full repayment of the Financing of Construction amount on that date if it has not been converted.

Letters of credit: - The total amount of letters of credit is based on the project’s needs in accordance with the commercial arrangement, and on the conversion date - subject to an undertaking to provide a collateral at the amount of the projected debt service in a 6-month period, for each project and in accordance with the provisions of the Financing Agreement.

Bridge Loan is subject to the provision of the tax equity partner’s undertaking as defined in the Financing Agreement. The amount of the Bridge Loan that may be withdrawn for a qualifying project is limited to up to 98% of the liabilities of the project’s tax equity partner.

Final repayment date	The earlier of 4 years after the Financial Closing Date or a year after the Conversion Date of the third qualifying project.
Interest and linkage, other costs
The loans for each project bear annual interest based on SOFR plus a margin as follows:

Financing of Construction[6]: approx. 2%.

Bridge Loan: approx. 1.25%.

Letters of credit: Issued for an annual issuance fee as is generally accepted in facilities of this type.

In addition, a facility fee will apply to unutilized amounts as is generally accepted in financing arrangements of this type, and the projects will bear transaction costs and other fees and commissions, including in connection with the organization of the financing and the syndication.

Early repayment dates of Financing of Construction (principal and interest)
Repayment of principal:

•          For each project, starting on the conversion date of each project (if it is converted), in quarterly installments in accordance with the amortization schedule set in the Financing Agreement, and on the loan repayment date - a single installment of the outstanding principal balance. If no conversion will be carried out, the repayment date will take place at the end of the construction period.
•          For each project, a cash-sweep mechanism will apply to 50% of the quarterly free cash flow after debt service (the remaining 50% shall be retained as a reserve and may be utilized for another qualifying project subject to compliance with certain conditions).

The interest will be repaid in monthly or quarterly installments, subject to the Borrower’s discretion.

[6]	It should be noted that if CPV Group will convert the Financing of Construction amount to finance the initial commercial operation period, approx. a 2.75% margin will apply.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

4.	Financing agreement for construction in the US Renewable Energies segment (cont.)

Additional material terms and conditions
•          The financing agreement includes grounds for immediate repayment that are standard in project financing agreements of this type, including, inter alia – breach of representations and commitments that have a material adverse effect, default events, non‑compliance with certain obligations, various insolvency events, winding down of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and holding regulatory approvals, certain changes in ownership of the project, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for capacity and electricity – all in accordance with and subject to the terms and conditions, definitions and periods detailed in the financing agreement.
•          The three projects are pledged in favor of the lenders in order to secure the undertakings under the Financing Agreement, and a cross default provision is in place between the projects.
•          The Borrower may use the surplus equity and/or surplus cash flows of a qualifying project in order to support another qualifying project’s needs and requirements, subject to the conditions that were set.

Collateral, pledges, guarantees
Collaterals and liens are provided in favor of the Financing Entities on all of the projects’ assets and the rights arising therefrom, and in respect of which a withdrawal was made or credit letters were provided (and in respect of each qualifying asset that will be added).

CPV Group provided a guarantee to secure certain undertakings in connection with the Financing Agreement, including an undertaking to bear the expenses that will apply to the project as a result of changes to the law in connection with the tax benefits that will arise from the projects, in respect of costs pertaining to breach of a warranty claim by the solar panels supplier, in respect of costs incurred by the projects (if any) in connection with customs payable with respect to the solar panels, and the Maple Hill project’s failure to meet the dates-related undertakings to the tax equity partner, all in accordance with and subject to the conditions set in the Financing Agreement.

5.	During the reporting period, the Company published a shelf prospectus that will be in effect through May 31, 2026.

6.	On August 1, 2023, Maalot (S&P) reiterated the rating of the Company and its debentures at ‘ilA-’, and updated the outlook to negative.

7.
Further to what is stated in Note 16B3 to the annual financial statements regarding the NIS 400 million credit facility agreement with Harel, in September 2023 the Company informed Harel, that it will not renew the credit facility by a further year, and accordingly the credit facility expired at the end of October 2023.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the reporting period (cont.)

8.	Short-term credit facilities from Israeli banks:

As of the report’s approval date, the Company has binding short-term credit facilities from Israeli banks in effect through the second half of 2024.
Set forth below  is information regarding short-term credit facilities of the Group companies from Israeli banks immediately prior to the report’s approval date (in NIS million):

	Facility amount	Actual amount utilized (1), (2)
The Company	300	10
OPC Israel	250	-
The Company for CPV Group (1)	365 (approx. USD 95 million)	155 (approx. USD 40 million)
Total	915	165

(1)	For the purpose of letters of credit and bank guarantees.

(2)
Furthermore, as at the report date, the Company utilized unsecured credit facilities for the purpose of letters of credit and bank guarantees at the total amount of approx. NIS 405 million. The utilization of unsecured facilities is subject to the discretion of any financing entity on a case-by-case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them.

B.	Changes in the Group’s material guarantees:

Further to Note 16C to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As at September 30, 2023	As at December 31, 2022

For operating projects in Israel (Rotem, Hadera and the Gat Power Plant) (1)	145	111
For Zomet (2)	90	74
For projects under construction and development in Israel (Sorek and consumers’ premises)	47	54
For virtual supply activity in Israel	82	62
In respect of the Eshkol tender	51	-
For operating projects in the US Renewable Energies Segment	89	50
In respect of projects under construction and development in the USA (Group 3) (CPV)	195	90
Total	699	441

(1)	The increase arises mainly from an increase in bank guarantees provided by the companies in favor of the System Operator in the ordinary course of business.

(2)
The increase in the balance of guarantees stems mainly from an increase in bank guarantees provided by the Company in the name of Zomet in favor of the Israeli Electricity Authority in respect of the permanent generation license, and in favor of Zomet’s lenders as part of the Equity Subscription Agreement (as described in Note 16B2 to the annual financial statements).

(3)	The increase stems mainly from an increase in bank guarantees provided to various third parties in connection with a renewable energies project under advanced development.

Furthermore, CPV Group provided a corporate guarantee of approx. NIS 110 million (approx. USD 30 million)  for the purpose of supporting energy retail sale activities through a wholly-owned subsidiary of CPV Group.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to what is stated in Note 17B to the annual financial statements, set forth below are the financial covenants attached to the Series B and C debentures as defined in the deeds of trust, and the actual amounts and/or ratios as of September 30, 2023:

Ratio	Required value Series B	Required value Series C	Actual value
Net financial debt (1) to adjusted EBITDA (2)	will not exceed 13 (for distribution purposes - 11)	will not exceed 13 (for distribution purposes - 11)	5.6
The Company shareholders’ equity (separate)	will not fall below NIS 250 million (for distribution purposes - NIS 350 million)	will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)	Approx. NIS 4,057 million
The Company’s equity to asset ratio (separate)	will not fall below 17% (for distribution purposes - 27%)	will not fall below 20% (for distribution purposes - 30%)	68%
The Company’s equity to asset ratio (consolidated)	--	will not fall below 17%	44%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deeds of trust.

As of September 30, 2023, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 16 to the annual financial statements and Note 7A1, set forth below are the financial covenants, as defined in the said note, which apply to Group companies in connection with their financing agreements with banking corporations (including long-term loans and binding short-term credit facilities), and the actual amounts and/or ratios as of September 30, 2023:

Financial covenants	Breach ratio	Actual value
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum projected DSCR	1.10	1.19
Average projected DSCR	1.10	1.56
LLCR	1.10	1.68
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
Company’s shareholders equity (separate) (through the end of the construction contractor’s warranty period)	will not fall below NIS 250 million	Approx. NIS 4,057 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	68%
Minimum cash balance or bank guarantee from Hadera’s commercial operation date through the end of the construction contractor’s warranty period	will not fall below NIS 50 million	Approx. NIS 332 million
Covenants applicable to Zomet in connection with the Zomet Financing Agreement (1)
Expected ADSCR	1.05	1.37
Historic ADSCR	1.05	N/A
LLCR	1.05	1.42
Covenants applicable to the Gat Partnership in connection with the Gat Financing Agreement
Minimum projected DSCR	1.05	1.35
Average projected DSCR	1.05	1.35
LLCR	1.05	1.36
Covenants applicable to OPC Power Plants in connection with the Gat Equity Subscription Agreement
OPC Power Plants’ total assets balance	will not fall below NIS 2,500 million	Approx. NIS 5,603 million
OPC Power Plant’s equity to asset ratio	will not fall below 15%	33%
Ratio of net debt to adjusted EBITDA of OPC Power Plants	will not exceed 12	2.9
OPC Power Plants’ minimum cash balance	will not fall below NIS 30 million	Approx. NIS 217 million
OPC Power Plants’ minimum cash balance (”separate”)	will not fall below NIS 20 million	Approx. NIS 21 million
Covenants applicable to the Company in connection with the Harel credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 550 million	Approx. NIS 4,057 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	68%
The Company’s net debt to adjusted EBITDA ratio	will not exceed 12	5.6
The LTV of the pledged rights	will be less than 50%	N/A
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	will not fall below NIS 1,000 million	Approx. NIS 4,057 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	68%
Covenants applicable to the Company in connection with the Mizrahi and Hapoalim credit facilities
The Company shareholders’ equity (separate)	will not fall below NIS 1,200 million	Approx. NIS 4,057 million
The Company’s equity to asset ratio (separate)	Will not fall below 40% (in respect of Hapoalim) and below 30% (in respect of Mizrahi)	68%
The Company’s net debt to adjusted EBITDA ratio	Will not exceed 12	5.6
Covenants applicable to OPC Israel in connection with the Mizrahi credit facility
OPC Israel’s standalone shareholders’ equity, including non-controlling interests	will not fall below NIS 500 million	Approx. NIS 2,125 million
OPC Israel’s equity to asset ratio (consolidated)	will not fall below 20%	37%
The Company’s net debt to adjusted EBITDA ratio	will not exceed 10	2.9

(1)	It should be noted that according to the Zomet Financing Agreement the historical ADSCR financial covenant shall be assessed for the first time after the first repayment date of the loans principal.

As of September 30, 2023, the Group companies comply with the said financial covenants.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY (cont.)

D.	Issuance of shares in respect of share-based payment and exercise of options

1.
Options - during the reporting period, the Company issued additional 7,975 ordinary shares of the Company of NIS 0.01 par value each to Group officers following announcements of net exercise of 22,786 options.

2.
RSUs - during the reporting period, the Company issued a total of 14,017 ordinary shares of the Company of NIS 0.01 par value each to Group officers in view of the vesting of some of the RSUs awarded to them as part of an equity-based compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

NOTE 8 – COMMITMENTS, CLAIMS AND OTHER LIABILITIES

A.	Commitments

1.
In June 2023, CPV Group entered into a construction agreement with a construction contractor in respect of the construction of a solar-powered project with a capacity of 170 MWdc located in Maryland, United States (hereinafter - the “Backbone Project”). In accordance with the agreement, the contractor is required to plan, purchase, install, build, test, and operate the solar project in full, on a turnkey basis. As of the approval date of the report, the total consideration in the EPC agreement was set at a fixed amount of approx. NIS 650 million (approx. USD 175 million), which will be paid in accordance with the milestones set in the construction agreement.

2.
In the reporting period, an agreement for the lease of land for the Backbone project entered into force in CPV Group. The term of the agreement is 37 years, with an option to extend the term by five further periods of seven years each. During the reporting period, a lease liability and a right-of-use asset in the amount of approx. NIS 122 million (approx. USD 33 million) were recognized.

3.
Further to what is stated in Note 28C3 to the annual financial statements regarding Rotem and Hadera’s natural gas purchase agreements with Energean Israel Limited (hereinafter – “Energean”), in the reporting period Energean issued Hadera with a notice regarding the completion of the commissioning for the purpose of the Hadera agreement on February 28, 2023; Energean also issued Rotem with a notice regarding the completion of the commissioning for the purpose of the Rotem agreement on March 25, 2023, and a notice regarding commercial operation on March 26, 2023.

Furthermore, in the first quarter of 2023, Rotem and Hadera recognized approx. a NIS 18 million (approx. USD 5 million) contractual financial amount, which was recognized in the cost of sales line item and is expected to be received in early 2024.

4.
Further to what is stated  in Note 11B1(e) to the annual financial statements regarding the filing of the appraisal appeal by the joint corporation in respect of the assessment that was issued by the Israel Lands Authority (hereinafter - “ILA”) in respect of the land of the Zomet Power Plant, in January 2023, a decision was made regarding the initial appeal, whereby the amount of the final assessment was reduced to NIS 154 million (excluding VAT). In May 2023, Zomet appealed against the decision regarding the appeal.

B.	Claims and other liabilities

1.
Following on Note 28A2 to the Annual Financial Statements regarding the motion to certify a derivative claim on transactions to purchase natural gas from Energean and the Tamar Group and transactions to sell excess natural gas to Bazan, in a new ruling handed down in November 2023, the Court dismissed the entire motion.

2.
Further to what is stated in Note 28A1 to the annual financial statements regarding a motion for certification of a derivative lawsuit regarding the power purchase transaction, in February 2023 the court handed down a judgment that approved the settlement agreement, and during the reporting period, Rotem paid a total of NIS 2 million, which reflects its share as set out in the settlement agreement.

3.
Further to what is stated in Note 28A4 to the annual financial statements, regarding the arbitration proceeding conducted with the Hadera construction contractor, the latter’s request to amend its pleadings was allowed, such that the contractor may add a claim for receipt of a final acceptance certificate of the power plant under the construction agreement; the amended pleadings were subsequently filed. In April 2023, the Company filed its response to the amended pleadings and a counter-claim. As of the approval date of the report, evidentiary hearings in the proceeding were scheduled for June 2024.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As at September 30, 2023
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,962	2,973
Loans from non‑controlling interests (Level 2)	426	399
Debentures (Level 1)	1,841	1,682
	5,229	5,054

	As at September 30, 2022
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,786	1,838
Loans from non‑controlling interests (Level 2)	473	431
Debentures (Level 1)	1,834	1,722
	4,093	3,991

	As at December 31, 2022
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,817	1,859
Loans from non‑controlling interests (Level 2)	437	400
Debentures (Level 1)	1,854	1,734
	4,108	3,993

(*) Includes current maturities and interest payable.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis, using an evaluation method.
The evaluation techniques and various levels were detailed in Note 23 to the annual financial statements.

	As at September 30		As at December 31
	2023	2022	2022
In NIS million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting

CPI swap contracts (Level 2)	38	34	*33
Interest rate swaps (USA) (Level 2)	43	25	24
Forwards on exchange rates (Level 2)	1	6	2

Total	82	65	59

(*) The nominal NIS-denominated discounted interest rate range in the value calculations is 3.94%-4.20% and the real discounted interest rate range is 0.24%-2.10%.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.
Subsequent to the reporting period, on October 7, 2023 the “Iron Swords” war (hereinafter – the “War”) broke out in Israel following a murderous attack by the terrorist organization Hamas on settlements surrounding the Gaza Strip in the south of Israel. Naturally, the war led to consequences and restrictions that affected the Israeli economy, which include, among other things, a decline in business activity, extensive recruitment of reservists, restrictions on gatherings in workplaces and public spaces, restrictions on the activity of the education system, and more. The effects of the War also include a significant uncertainty as to the War’s impact on macroeconomic factors in Israel and on the financial position of the State of Israel, including potential adverse effects on the credit rating of the State of Israel and Israeli financial institutions (specifically the Israeli banking system), sharp changes in exchange rates, specifically the strengthening of the US dollar against the shekel, and instability in the Israeli capital market (including increased volatility, slumps, and restricted liquidity and accessibility).

As of the report’s approval date, there is a significant uncertainty as to the development of the War, its scope and duration. There is also significant uncertainty as to the impact of the War on macroeconomic and financial factors in Israel, including the situation in the Israeli capital market. Therefore, at this stage, it is not possible to assess the effect that the War will have on the Company, nor is it possible to assess the magnitude of the War’s effect on the Company and its results of operations, if any, in the short and medium term.

B.
In the nine‑month periods ended September 30, 2023 and 2022 the Group purchased property, plant and equipment for a total of approx. NIS 1,991 million and approx. NIS 555 million, respectively, including property, plant and equipment purchased under a business combination during the nine-month period ended September 30, 2023, for a total of approx. NIS 1,321 million, as detailed in Notes 6A1 and 6B.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at approx. NIS 44 million and approx. NIS 39 million, in the nine‑month periods ended September 30, 2023 and 2022, respectively. Furthermore, these amounts include non-cash purchases totaling approx. NIS 82 million and approx. NIS 119 million during these periods, respectively.

C.	On June 22, 2023 and July 20, 2023, the commercial operation period of the Zomet and Three Rivers power plants commenced (CPV Group’s share - 10%), respectively.

D.
Further to what is stated in Note 18C to the annual financial statements regarding a profit-sharing plan for CPV Group employees, the Plan’s fair value as of the report date amounted to approx. NIS 159 million (approx. USD 42 million); this value was estimated using the option pricing model (OPM), based on a standard deviation of 29%, risk-free interest of 4.9%, and remaining expected useful life until exercise of 2.3 years. In the reporting period, approx. NIS 17 million in expenses were recognized (approx. NIS 19 million in the corresponding period last year).

As of the report date, the Group recognized - in accordance with the vesting period - a NIS 129 million liability out of the fair value; a total of NIS 97 million was included in the other long-term liabilities line item, and the remaining amount - NIS 32 million - was included in the payables and credit balances line item.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

E.
Further to Note 25A2 to the annual financial statements, in the reporting period, the Company and non-controlling interests made equity investments in OPC Power Ventures LP (both directly and indirectly) totaling approx. NIS 565 million (approx. USD 150 million) and extended loans totaling approx. NIS 175 million (approx. USD 45 million), based on their stake in the Partnership. After utilizing the entire investment commitment and shareholder loans in July 2023, the facility was increased by USD 100 million (the Company’s share in the facility - USD 70 million).

F.	For more information regarding developments in credit from banking corporations and others, debentures, guarantees and equity in the reporting period and thereafter, see note 7.

G.	For more information regarding developments in commitments, legal claims and other liabilities in the reporting period and thereafter, see Note 8.

H.
On May 10, 2023, it was announced that the Group through OPC Power Plants (hereinafter - the “Winner”) won the tender issued by ILA for planning and an option to purchase leasehold rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology in combination with storage in relation to three compounds in the Neot Hovav Industrial Local Council, with a total area of approx. 227 hectares. The Group’s bids in this Tender total approx. NIS 484 million, in the aggregate, for all three Tender Compounds.

Under the terms and conditions of the Tender, the bids’ amount shall be paid in the following manner for each of the compounds: (1) in connection with participating in the Tender, the Group has provided an approx. NIS 5 million guarantee for each of the compounds which are the subject matter of the Tender (a total of NIS 15 million), which, in accordance with the terms and conditions of the Tender, was realized upon winning and will be deducted from the first payment, as stated below; (2) in August 2023, a further amount was paid, which is comprised of amounts that constitute 20% of the bid amount for each compound in respect of a planning authorization agreement for the period prescribed in the tender documents; (3) Upon authorizing a new outline plan, under which the project may be constructed (to the extent that it is authorized), lease agreements will be signed for a period of 24 years and 11 months, to build and operate the project(s), against payment of the remaining 80% of the bid amount per compound. To clarify, 20% of the said bid amount paid will not be refunded to the Winning Bidder even if the project(s)’ development and planning procedures never develop into an authorized plan and lease agreements are not signed.

As of the approval date of the report, it is uncertain that approvals, consents, or actions required for the completion of the project/s will be completed with respect to any of the compounds.

OPC Energy Ltd.

Notes to the Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

The Group attaches to these condensed consolidated interim financial statements the condensed interim financial statements of Valley and Towantic, and the condensed interim financial data of Fairview (hereinafter - “Material Associates”), including adjustments from US GAAP to IFRS presented below. According to an approval issued by the Israel Securities Authority Staff at the request of the Company, the Company shall publish the condensed interim financial statements of Fairview for the third quarter of 2023 by December 31, 2023.

According to legal advice received by CPV Group, under the relevant US law it is not required to sign the financial statements of the material associates, and the attached financial statements were approved by the competent organs, and a review report of the independent auditors was attached thereto.

The Material Associates’ functional and presentation currency is the USD. As of the report date, the exchange rate is NIS 3.824 per USD.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

Valley

Further to what is stated in Note 26D to the annual financial statements, on June 27, 2023 Valley’s financing agreement was amended and extended (hereinafter - the “Amendment and Extension Agreement). According to the original financing agreement, the contractual repayment date with regard to loans whose balance as of the signing date of the amendment and extension agreement is NIS 1.5 billion (approx. USD 415 million, CPV Group’s share - 50%), will be June 30, 2023. According to the amendment and extension agreement, the final repayment date was postponed to May 31, 2026. Set forth below are the key terms of the new financing agreement:

A.
The annual repayments of the loan principal until a Title V permit is received (if it is, indeed, received) and reaching a certain leveraging ratio as set in the amendment and extension agreement shall amount to the entire free cash flow amount of Valley (100% cash sweep). After receiving the Title V permit and complying with the coverage ratio that was set, the annual repayment amount shall vary, and will be calculated based of a combination of a fixed predetermined amortization schedule and a 50% cash sweep mechanism, such that the entire free cash flow in excess of the said amount will be available to Vally, and will be used to cover operating costs, service the debt, and other liquidity needs.

B.
On the signing date of the Amendment and Extension Agreement, Valley repaid NIS 200 million (approx. USD 55 million; CPV Group’s share - 50%) by advancing subordinated shareholder loans to Valley (the Company’s share in the said shareholder loans is NIS 61 million, approx. USD 17 million).

C.	The base interest was revised to SOFR-based interest plus a weighted average interest margin of 5.75% for the project).

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statement of Financial Position:

		As at September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		97	8,769	8,866
Restricted cash		8,769	(8,769)	-
Property, plant & equipment	A, C, D	771,593	(157,143)	614,450
Intangible assets	D	20,102	(20,102)	-
Other assets		66,075	-	66,075

Total assets		866,636	(177,245)	689,391

Accounts payable and deferred expenses	A	10,533	(1,702)	8,831
Other liabilities		457,411	(2,775)	454,636

Total liabilities		467,944	(4,477)	463,467

Partners’ equity	A, C	398,692	(172,768)	225,924

Total liabilities and equity		866,636	(177,245)	689,391
		As at September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		97	6,312	6,409
Restricted cash		9,878	(6,312)	3,566
Property, plant & equipment	A, C, D	792,690	(168,991)	623,699
Intangible assets	D	20,353	(20,353)	-
Other assets		79,534	-	79,534

Total assets		902,552	(189,344)	713,208

Accounts payable and deferred expenses	A	24,618	(1,466)	23,152
Other liabilities		525,558	-	525,558

Total liabilities		550,176	(1,466)	548,710

Partners’ equity	A,C	352,376	(187,878)	164,498

Total liabilities and equity		902,552	(189,344)	713,208

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		145	1,041	1,186
Restricted cash		4,630	(1,041)	3,589
Property, plant & equipment	A, C, D	786,365	(165,597)	620,768
Intangible assets	D	20,604	(20,604)	-
Other assets		112,188	-	112,188

Total assets		923,932	(186,201)	737,731

Accounts payable and deferred expenses	A	31,775	(1,409)	30,366
Other liabilities		518,259	-	518,259

Total liabilities		550,034	(1,409)	548,625

Partners’ equity	A, C	373,898	(184,792)	189,106
Total liabilities and equity		923,932	(186,201)	737,731

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income:

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		162,353	-	162,353
Operating expenses	A	96,062	(4,218)	91,844
Depreciation and amortization	C	19,552	(5,032)	14,520

Operating profit		46,739	9,250	55,989

Finance expenses	B	32,815	(4,869)	27,946

Profit for the period		13,924	14,119	28,043

Other comprehensive income - derivative financial instruments	B	10,870	(2,094)	8,776

Comprehensive income for the period		24,794	12,025	36,819

		For the nine-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		305,725	-	305,725
Operating expenses	A	226,620	(4,194)	222,426
Depreciation and amortization	C	19,367	(5,032)	14,335

Operating profit		59,738	9,226	68,964

Finance expenses	B	24,027	(5,030)	18,997

Profit for the period		35,711	14,256	49,967

Other comprehensive income (loss) - derivative financial instruments	B	767	(5,030)	(4,263)

Comprehensive income for the period		36,478	9,226	45,704

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		54,402	-	54,402
Operating expenses	A	32,827	(1,703)	31,124
Depreciation and amortization	C	6,522	(1,677)	4,845

Operating profit		15,053	3,380	18,433

Finance expenses	B	11,591	333	11,924

Profit for the period		3,462	3,047	6,509

Other comprehensive income - derivative financial instruments	B	11,220	-	11,220

Comprehensive income for the period		14,682	3,047	17,729

		For the three-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		116,064	-	116,064
Operating expenses	A	83,323	(1,465)	81,858
Depreciation and amortization	C	6,475	(1,677)	4,798

Operating profit		26,266	3,142	29,408

Finance expenses	B	8,413	(1,572)	6,841

Profit for the period		17,853	4,714	22,567

Other comprehensive loss - derivative financial instruments	B	(4,309)	(1,572)	(5,881)

Comprehensive income for the period		13,544	3,142	16,686

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Revenues		405,548	-	405,548
Operating expenses	A	296,645	(5,603)	291,042
Depreciation and amortization	C	25,714	(6,709)	19,005

Operating profit		83,189	12,312	95,501

Finance expenses	B	32,913	(6,546)	26,367

Profit for the year		50,276	18,858	69,134

Other comprehensive income (loss) - derivative financial instruments	B	7,724	(6,546)	1,178

Comprehensive income for the year		58,000	12,312	70,312

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	13,924	14,119	28,043

Net cash from operating activities		49,728	-	49,728
Net cash provided by (used in) investing activities	E	(4,229)	21,616	17,387
Net cash used in financing activities		(59,435)	-	(59,435)

Net increase (decrease) in cash and cash equivalents		(13,936)	21,616	7,680

Balance of cash and cash equivalents at beginning of period	E	145	1,041	1,186

Restricted cash balance at beginning of period	E	57,680	(57,680)	-

Balance of cash and cash equivalents at end of period	E	97	8,769	8,866

Restricted cash balance at end of period	E	43,792	(43,792)	-

		For the nine-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	35,711	14,256	49,967

Net cash from operating activities		57,273	-	57,273
Net cash provided by (used in) investing activities	E	(10,722)	19,684	8,962
Net cash used in financing activities		(60,105)	-	(60,105)

Net increase (decrease) in cash and cash equivalents		(13,554)	19,684	6,130

Balance of cash and cash equivalents at beginning of period	E	98	181	279

Restricted cash balance at beginning of period	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of period	E	97	6,312	6,409

Restricted cash balance at end of period	E	62,837	(62,837)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	3,462	3,047	6,509

Net cash from operating activities		12,893	-	12,893
Net cash provided by (used in) investing activities	E	(2,803)	2,985	182
Net cash used in financing activities		(5,800)	-	(5,800)

Net decrease in cash and cash equivalents		4,290	2,985	7,275

Balance of cash and cash equivalents at beginning of period	E	93	1,498	1,591

Restricted cash balance at beginning of period	E	39,506	(39,506)	-

Balance of cash and cash equivalents at end of period	E	97	8,769	8,866

Restricted cash balance at end of period	E	43,792	(43,792)	-

		For the three-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B, C	17,853	4,714	22,567

Net cash from operating activities		25,981	-	25,981
Net cash provided by (used in) investing activities	E	(6,137)	27,746	21,609
Net cash used in financing activities		(42,990)	-	(42,990)

Net increase (decrease) in cash and cash equivalents		(23,146)	27,746	4,600

Balance of cash and cash equivalents at beginning of period	E	99	1,710	1,809

Restricted cash balance at beginning of period	E	85,981	(85,981)	-

Balance of cash and cash equivalents at end of period	E	97	6,312	6,409

Restricted cash balance at end of period	E	62,837	(62,837)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B, C	50,276	18,858	69,134

Net cash from operating activities		62,497	-	62,497
Net cash provided by (used in) investing activities	E	(11,226)	19,571	8,345
Net cash used in financing activities		(69,934)	-	(69,934)

Net increase (decrease) in cash and cash equivalents		(18,663)	19,571	908

Balance of cash and cash equivalents at beginning of year	E	98	180	278

Restricted cash balance at beginning of year	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of year	E	145	1,041	1,186

Restricted cash balance at end of year	E	57,680	(57,680)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position:

		As at September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		88	25,103	25,191
Restricted cash		26,287	(25,103)	1,184
Property, plant & equipment	A, D	821,022	47,024	868,046
Intangible assets	D	26,971	(26,971)	-
Other assets		67,263	-	67,263

Total assets		941,631	20,053	961,684

Accounts payable and deferred expenses	A	16,218	(11,117)	5,101
Other liabilities		406,718	490	407,208

Total liabilities		422,936	(10,627)	412,309

Partners’ equity	A	518,695	30,680	549,375

Total liabilities and equity		941,631	20,053	961,684

		As at September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		87	2,200	2,287
Restricted cash		2,346	(2,200)	146
Property, plant & equipment	A, D	844,413	39,672	884,085
Intangible assets	D	27,841	(27,841)	-
Other assets		168,358	-	168,358

Total assets		1,043,045	11,831	1,054,876

Accounts payable and deferred expenses	A	31,790	(10,551)	21,239
Other liabilities		578,009	770	578,779

Total liabilities		609,799	(9,781)	600,018

Partners’ equity	A	433,246	21,612	454,858

Total liabilities and equity		1,043,045	11,831	1,054,876

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		89	1,370	1,459
Restricted cash		10,098	(1,370)	8,728
Property, plant & equipment	A, D	839,665	45,684	885,349
Intangible assets	D	27,624	(27,624)	-
Other assets		142,274	-	142,274

Total assets		1,019,750	18,060	1,037,810

Accounts payable and deferred expenses	A	38,800	(6,354)	32,446
Other liabilities		533,630	700	534,330

Total liabilities		572,430	(5,654)	566,776

Partners’ equity	A	447,320	23,714	471,034

Total liabilities and equity		1,019,750	18,060	1,037,810

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income:

		For the nine-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		218,205	460	13,195	231,860
Operating expenses	A	116,664	(6,756)	13,195	123,103

Operating profit		101,541	7,216	-	108,757

Finance expenses	B	18,896	(4,114)	-	14,782

Profit for the period		82,645	11,330	-	93,975

Other comprehensive loss - interest rate swaps	B	(3,270)	(4,364)	-	(7,634)

Comprehensive income for the period		79,375	6,966	-	86,341

		For the nine-month period ended September 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		350,465	-	(69,413)	281,052
Operating expenses	A	266,949	(6,219)	(69,413)	191,317

Operating profit		83,516	6,219	-	89,735

Finance expenses	B	21,254	(4,843)	-	16,411

Profit for the period		62,262	11,062	-	73,324

Other comprehensive income - interest rate swaps	B	29,769	(4,633)	-	25,136

Comprehensive income for the period		92,031	6,429	-	98,460

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		67,330	460	3,806	71,596
Operating expenses	A	34,371	(2,326)	3,806	35,851

Operating profit		32,959	2,786	-	35,745

Finance expenses	B	5,546	(1,346)	-	4,200
Profit for the period		27,413	4,132	-	31,545

Other comprehensive loss - interest rate swaps	B	(7,284)	(1,737)	-	(9,021)
Comprehensive income for the period		20,129	2,395	-	22,524

		For the three-month period ended September 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		154,943	-	(27,523)	127,420
Operating expenses	A	103,251	(2,059)	(27,523)	73,669

Operating profit		51,692	2,059	-	53,751

Finance expenses	B	6,665	(1,797)	-	4,868
Profit for the period		45,027	3,856	-	48,883

Other comprehensive income - interest rate swaps	B	8,718	(1,727)	-	6,991
Comprehensive loss for the period		53,745	2,129	-	55,874
		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		450,906	-	(76,939)	373,967
Operating expenses	A	345,546	(8,251)	(76,939)	260,356

Operating profit		105,360	8,251	-	113,611

Finance expenses	B	21,065	(6,360)	-	14,705

Profit for the year		84,295	14,611	-	98,906

Other comprehensive income - interest rate swaps	B	21,810	(6,080)	-	15,730

Comprehensive income for the year		106,105	8,531	-	114,636

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	82,645	11,330	93,975

Net cash from operating activities		138,620	-	138,620
Net cash provided by (used in) investing activities	E	(1,071)	10,124	9,053
Net cash used in financing activities		(123,941)	-	(123,941)

Net increase in cash and cash equivalents		13,608	10,124	23,732

Balance of cash and cash equivalents at beginning of period	E	89	1,370	1,459

Restricted cash balance at beginning of period	E	38,404	(38,404)	-

Balance of cash and cash equivalents at end of period	E	88	25,103	25,191

Restricted cash balance at end of period	E	52,013	(52,013)	-

		For the nine-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	62,262	11,062	73,324

Net cash from operating activities		106,243	-	106,243
Net cash provided by (used in) investing activities	E	(5,479)	33,945	28,466
Net cash used in financing activities		(136,830)	-	(136,830)

Net increase (decrease) in cash and cash equivalents		(36,066)	33,945	(2,121)

Balance of cash and cash equivalents at beginning of period	E	78	4,330	4,408

Restricted cash balance at beginning of period	E	72,663	(72,663)	-

Balance of cash and cash equivalents at end of period	E	87	2,200	2,287

Restricted cash balance at end of period	E	36,588	(36,588)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	27,413	4,132	31,545

Net cash from operating activities		39,796	-	39,796
Net cash provided by (used in) investing activities	E	(438)	849	411
Net cash used in financing activities		(21,904)	-	(21,904)

Net increase in cash and cash equivalents		17,454	849	18,303

Balance of cash and cash equivalents at beginning of period	E	65	6,823	6,888

Restricted cash balance at beginning of period	E	34,582	(34,582)	-

Balance of cash and cash equivalents at end of period	E	88	25,103	25,191

Restricted cash balance at end of period	E	52,013	(52,013)	-

		For the three-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	45,027	3,856	48,883

Net cash from operating activities		35,358	-	35,358
Net cash provided by (used in) investing activities	E	(2,148)	4,300	2,152
Net cash used in financing activities		(39,169)	-	(39,169)

Net decrease in cash and cash equivalents		(5,959)	4,300	(1,659)

Balance of cash and cash equivalents at beginning of period	E	65	3,881	3,946

Restricted cash balance at beginning of period	E	42,569	(42,569)	-

Balance of cash and cash equivalents at end of period	E	87	2,200	2,287

Restricted cash balance at end of period	E	36,588	(36,588)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	84,295	14,611	98,906

Net cash from operating activities		140,040	-	140,040
Net cash provided by (used in) investing activities	E	(7,323)	31,299	23,976
Net cash used in financing activities		(166,965)	-	(166,965)

Net increase (decrease) in cash and cash equivalents		(34,248)	31,299	(2,949)

Balance of cash and cash equivalents at beginning of year	E	78	4,330	4,408

Restricted cash balance at beginning of year	E	72,663	(72,663)	-

Balance of cash and cash equivalents at end of year	E	89	1,370	1,459

Restricted cash balance at end of year	E	38,404	(38,404)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic

Statement of Financial Position:

		As at September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		98	6,581	6,679
Restricted cash		6,624	(6,581)	43
Property, plant & equipment	A, D	746,449	80,704	827,153
Intangible assets	D	52,210	(52,210)	-
Other assets		126,492	-	126,492

Total assets		931,873	28,494	960,367
Accounts payable and deferred expenses	A	11,697	(2,397)	9,300
Other liabilities		449,955	(123)	449,832

Total liabilities		461,652	(2,520)	459,132
Partners’ equity	A	470,221	31,014	501,235
Total liabilities and equity		931,873	28,494	960,367

		As at September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		100	23,216	23,316
Restricted cash		30,106	(23,216)	6,890
Property, plant & equipment	A, D	771,119	81,325	852,444
Intangible assets	D	55,719	(55,719)	-
Other assets		138,121	-	138,121

Total assets		995,165	25,606	1,020,771

Accounts payable and deferred expenses	A	19,953	(2,383)	17,570
Other liabilities		621,601	(193)	621,408
Total liabilities		641,554	(2,576)	638,978

Partners’ equity	A	353,611	28,182	381,793
Total liabilities and equity		995,165	25,606	1,020,771

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Cash and cash equivalents		90	40,230	40,320
Restricted cash		42,251	(40,230)	2,021
Property, plant & equipment	A, D	764,996	81,413	846,409
Intangible assets	D	54,842	(54,842)	-
Other assets		134,217	-	134,217

Total assets		996,396	26,571	1,022,967
Accounts payable and deferred expenses	A	21,025	(1,857)	19,168
Other liabilities		605,364	(175)	605,189

Total liabilities		626,389	(2,032)	624,357

Partners’ equity	A	370,007	28,603	398,610
Total liabilities and equity		996,396	26,571	1,022,967

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income:

		For the nine-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		270,449	(18)	12,406	282,837
Operating expenses	A	129,571	(6,670)	12,406	135,307
Depreciation and amortization	A	21,625	4,207	-	25,832

Operating profit		119,253	2,445	-	121,698

Finance expenses	B	14,214	(6,130)	-	8,084

Profit for the period		105,039	8,575	-	113,614

Other comprehensive income (loss) - interest rate swaps	B	(4,825)	(6,165)	-	(10,990)

Comprehensive income for the period		100,214	2,410	-	102,624

		For the nine-month period ended September 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues		347,948	-	44,306	392,254
Operating expenses	A	284,017	(5,616)	44,306	322,707
Depreciation and amortization	A	21,607	3,199	-	24,806

Operating profit		42,324	2,417	-	44,741

Finance expenses	B	21,466	(5,138)	-	16,328

Profit for the period		20,858	7,555	-	28,413

Other comprehensive income - interest rate swaps	B	30,010	(5,191)	-	24,819

Comprehensive income for the period		50,868	2,364	-	53,232

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Statements of income and other comprehensive income: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		83,791	(1,856)	7,097	89,032
Operating expenses	A	36,169	(2,372)	7,097	40,894
Depreciation and amortization	A	7,210	1,403	-	8,613

Operating profit		40,412	(887)	-	39,525
Finance expenses	B	1,537	(3,245)	-	(1,708)
Profit for the period		38,875	2,358	-	41,233

Other comprehensive loss - interest rate swaps	B	(8,258)	(1,407)	-	(9,665)
Comprehensive income for the period		30,617	951	-	31,568

		For the three-month period ended September 30, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		134,122	-	24,596	158,718
Operating expenses	A	98,424	(2,380)	24,596	120,640
Depreciation and amortization	A	7,207	1,402	-	8,609

Operating profit		28,491	978	-	29,469
Finance expenses	B	7,408	(1,840)	-	5,568
Profit for the period		21,083	2,818	-	23,901

Other comprehensive income - interest rate swaps	B	9,199	(1,858)	-	7,341
Comprehensive income for the period		30,282	960	-	31,242

		For the year ended December 31, 2022
		US GAAP	IFRS adjustments	Adjustments to the Group’s accounting policies*	IFRS - according to the Group’s accounting policies
		In USD thousand	In USD thousand	In USD thousand	In USD thousand
Revenues		445,028	-	49,637	494,665
Operating expenses	A	349,588	(7,460)	49,637	391,765
Depreciation and amortization	A	28,815	4,602	-	33,417

Operating profit		66,625	2,858	-	69,483
Finance expenses	B	28,645	(6,597)	-	22,048
Profit for the year		37,980	9,455	-	47,435

Other comprehensive income - interest rate swaps	B	29,284	(6,667)	-	22,617
Comprehensive income for the year		67,264	2,788	-	70,052

(*) Represents adjustments to the Group’s accounting policies regarding the presentation of hedging transactions regarding energy margins.

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	105,039	8,575	113,614

Net cash from operating activities		98,957	-	98,957
Net cash from investing activities	E	(413)	31,115	30,702
Net cash used in financing activities		(163,300)	-	(163,300)

Net increase (decrease) in cash and cash equivalents		(64,756)	31,115	(33,641)

Balance of cash and cash equivalents at beginning of period	E	90	40,230	40,320

Restricted cash balance at beginning of period	E	119,838	(119,838)	-

Balance of cash and cash equivalents at end of period	E	98	6,581	6,679

Restricted cash balance at end of period	E	55,074	(55,074)	-

		For the nine-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	20,858	7,555	28,413

Net cash from operating activities		54,427	-	54,427
Net cash used in investing activities	E	(312)	(7,307)	(7,619)
Net cash used in financing activities		(24,942)	-	(24,942)

Net increase (decrease) in cash and cash equivalents		29,173	(7,307)	21,866

Balance of cash and cash equivalents at beginning of period	E	100	1,350	1,450

Restricted cash balance at beginning of period	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of period	E	100	23,216	23,316

Restricted cash balance at end of period	E	107,583	(107,583)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Towantic (cont.)

Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended September 30, 2023
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the period	A, B	38,875	2,358	41,233

Net cash from operating activities		44,247	-	44,247
Net cash from investing activities	E	(338)	1,848	1,510
Net cash used in financing activities		(47,506)	-	(47,506)

Net increase (decrease) in cash and cash equivalents		(3,597)	1,848	(1,749)

Balance of cash and cash equivalents at beginning of period	E	100	8,328	8,428

Restricted cash balance at beginning of period	E	58,669	(58,669)	-

Balance of cash and cash equivalents at end of period	E	98	6,581	6,679

Restricted cash balance at end of period	E	55,074	(55,074)	-

		For the three-month period ended September 30, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the period	A, B	21,083	2,818	23,901

Net cash from operating activities		45,667	-	45,667
Net cash used in investing activities	E	(57)	(6,986)	(7,043)
Net cash used in financing activities		(24,488)	-	(24,488)

Net increase (decrease) in cash and cash equivalents		21,122	(6,986)	14,136

Balance of cash and cash equivalents at beginning of period	E	99	9,081	9,180

Restricted cash balance at beginning of period	E	86,462	(86,462)	-

Balance of cash and cash equivalents at end of period	E	100	23,216	23,316

Restricted cash balance at end of period	E	107,583	(107,583)	-

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand
Profit for the year	A, B	37,980	9,455	47,435

Net cash from operating activities		78,126	-	78,126
Net cash used in investing activities	E	(519)	(2,548)	(3,067)
Net cash used in financing activities		(36,189)	-	(36,189)

Net increase (decrease) in cash and cash equivalents		41,418	(2,548)	38,870

Balance of cash and cash equivalents at beginning of year	E	100	1,350	1,450

Restricted cash balance at beginning of year	E	78,410	(78,410)	-

Balance of cash and cash equivalents at end of year	E	90	40,230	40,320

Restricted cash balance at end of year	E	119,838	(119,838)	-

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2023 (Unaudited)

NOTE 11 – ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Set forth below is a breakdown of the key adjustments between US GAAP and IFRS in Valley, Fairview, and Towantic

A.
Maintenance costs under the Long Term Maintenance Plan (hereinafter - the “LTPC Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTPC Agreement are capitalized to the cost of property, plant and equipment and amortized over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of their cash flow hedge under finance expenses in profit and loss. Under GAAP US, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

D.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

E.	Restricted cash: There is a difference between the presentation and classification of restricted cash in the cash flow statements and in the statements of financial position.